                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                          Advantage Companies, Inc.
                          -------------------------
                                (Name of Issuer)

                   Common Stock, par value $.01 per share
                   --------------------------------------
                         (Title of Class of Securities)

                                   00756E 10 5
                                 --------------
                                 (CUSIP Number)

                            Joseph J. Hlavacek, Esq.
                     Staff Attorney and Assistant Secretary
                              THORN Americas, Inc.
                         8200 East Rent-A-Center Drive
                             Wichita, Kansas 67226
                                 (316) 636-7310

                                with a copy to:

                           Shook, Hardy & Bacon P.C.
                             One Kansas City Place
                                1200 Main Street
                        Kansas City, Missouri 64105-2118
                         Attention:  Jennings J. Newcom
                                (816) 474-6550
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 25, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP No. 00756E 10 5
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1) Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
   THORN Americas, Inc.
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2) Check the Appropriate Box if       (a) [ ]
   a Member of a Group                (b) [ ]
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3) SEC Use Only
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4) Source of Funds
   BK, AF, WC
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5) Check if Disclosure of Legal
   Proceedings is Required Pursuant   [ ]
   to Items 2(d) or 2(e)
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6) Citizenship or Place of Organization
   Delaware
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                 7)  Sole Voting Power
  Number of          3,769,322
   Shares        ------------------------------------------------
Beneficially     8)  Shared Voting Power
  Owned By
    Each                   -0-
  Reporting      ------------------------------------------------
Person With      9)  Sole Dispositive Power
                     3,769,322
                 ------------------------------------------------
                 10) Shared Dispositive Power
                           -0-
                 ------------------------------------------------
11)  Aggregate Amount Beneficially Owned
     by Each Reporting Person
     3,769,322
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12)  Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares   [ ]
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13)  Percent of Class Represented by Amount in Row (11)
     79.5%
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14)  Type of Reporting Person
     CO
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Item 1.  Security and Issuer.

         THORN Americas, Inc., a Delaware corporation ("THORN"), hereby amends its Statement on Schedule 13D (the "Statement") relating to the Common Stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Advantage Companies, Inc., a Delaware corporation (the "Company"), to the extent set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

Item 2.  Identity and Background.

         THORN and its franchisees conduct a rental-purchase operation in the United States, currently with 1,235 Rent-A-Center (Registered Trademark) stores in 49 states and the District of Columbia.

         Schedule A to the Statement is amended by the information set forth on Schedule A.1 hereto. During the past five years, to the best of THORN's knowledge, none of the persons listed on Schedule A.1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Parent and Acquisition to consummate the Merger and to pay related fees and expenses is estimated to be approximately $90 million. The required funding will be provided to Acquisition by THORN and/or PLC. This funding is expected to be in the form of equity contributions and/or loans. THORN and/or PLC expects to obtain the funds to make such equity contributions and/or loans from general corporate funds and/or through borrowings from commercial banks or other sources. No agreements have been entered into with respect to any such third-party loans.

Item 4.  Purpose of Transaction.

Agreement and Plan of Merger





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         On September 25, 1995, the Company, THORN and THORN Acquisition Corp.,
a recently organized Delaware corporation and a wholly owned subsidiary of THORN ("Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Acquisition would be merged with and into the Company, with the Company as the surviving corporation (the "Merger") and a wholly owned subsidiary of THORN. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined herein) (other than Shares owned by THORN, Acquisition or any of their subsidiaries, Shares held in the treasury of the Company or any of its subsidiaries and Shares the holders of which properly exercise dissenters' rights under the General Corporation Law of the State of Delaware), would be converted into the right to receive the Merger Consideration. As used herein, "Merger Consideration" means
(i) for stockholders other than those party to the Option Agreement, $18.50 per Share (without interest) in cash and (ii) for stockholders party to the Option Agreement, $17.50 per Share (without interest) in cash. The purpose of the Merger Agreement is to enable THORN to acquire the entire equity interest in the Company.

         In accordance with the terms of the Merger Agreement, the certificate of incorporation and bylaws of Acquisition in effect immediately prior to the time which the certificate of merger is filed with the Secretary of State of the State of Delaware (the "Effective Time") shall be the certificate of incorporation and bylaws, respectively, of the surviving entity. Additionally, the directors and officers of Acquisition immediately prior to the Effective Time shall be the directors and officers, respectively, of the surviving corporation until their respective successors are duly elected or appointed, as applicable, and qualified.

         The obligations of the Company, THORN and Acquisition to effect the Merger, under the Merger Agreement, are conditioned upon, among other things,
(i) the Merger Agreement having been adopted by the Company's stockholders and
(ii) the expiration of the applicable waiting period under the HSR Act (as defined in Section 3.4(b) of the Merger Agreement). Pursuant to the Merger Agreement, each of THORN and Acquisition has agreed to vote (and to cause each of its respective affiliates to vote) any Shares owned by it (or its affiliates) in favor of adoption of the Merger Agreement.

         The Merger Agreement also provides that the obligations of the Company to consummate the Merger are subject to, among other things, THORN's dismissal with prejudice of its lawsuit against the Company and its affiliates captioned as Case No. 94 C 3532 and the entering of a mutual release of liability by the parties to such action regarding the subject matter thereof.

         The obligations of THORN and Acquisition under the Merger Agreement are subject to the following additional conditions





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precedent, among others:  (i) the Total Equity of the Company and its subsidiaries, as of November 26, 1995, being at least $30,600,000. "Total Equity" means the Company's stockholders' equity, calculated in a manner consistent with the audited annual financial statements of the Company; provided, that the Total Equity calculation shall not include certain items, and certain items may be subtracted, as detailed in Section 6.3(d) of the Merger Agreement, and, all earnings for the period on and after November 27, 1995, through the Closing Date (as defined in Section 1.2 of the Merger Agreement) shall accrue on a dollar for dollar basis and be added to the November 26 Total Equity, and the entire amount of such accrued Total Equity will be delivered to THORN and Acquisition at Closing (as defined in Section
1.2 of the Merger Agreement); (ii) a lease being executed allowing
Acquisition to use the Company's Wichita office space at no cost for thirty
(30) days; (iii) the conversion or redemption of the Preferred Stock; (iv) the dismissal by the Company and its affiliates with prejudice any counterclaims relating to the lawsuit captioned as Case No. 94 C 3532 and the entering of a mutual release of liability by the parties to such action regarding the subject matter thereof; (v) THORN having determined that as of the Closing Date, the business of the Company and each of its subsidiaries are such that the Merger is in the best interest of THORN; (vi) certain litigation matters being settled by the Company or proper reserves being set forth in the Company's financial statements; and (vii) the Company delivering to THORN affidavits or confidentiality agreements, stating that THORN's proprietary computer software system is not being used by unauthorized third parties who obtained such computer information from the Company.

         The Merger Agreement provides that prior to the Effective Time, each Employee Option (as defined in Section 1.8 of the Merger Agreement) issued, awarded or granted pursuant to the Company Plans (as defined in Section 1.8 of the Merger Agreement) to purchase Shares will be cancelled by the Company, and each holder of an Employee Option who is not a party to the Option Agreement will be entitled to receive from the Company in consideration for the cancellation of such Employee Option an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of Shares previously subject to such Employee Option and (ii) the excess, if any, of $18.50 over the exercise price per Share previously subject to such Employee Option. The aggregate cash consideration for the cancellation of all Employee Options shall not exceed $2,839,625. Additionally, holders of Employee Options electing to receive this cash payment will not be entitled to receive Common Stock upon the exercise of any Employee Option. The Company shall terminate all of the Company Plans as of the Effective Time.

         The Merger Agreement also provides that, promptly upon the purchase by Acquisition, THORN or their affiliates of the Shares pursuant to the Option Agreement, Acquisition will be





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entitled to designate a majority of the Board of Directors of the Company.  The
Company has agreed to, upon Acquisition's request, either increase the size of its Board of Directors or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable Acquisition's designees to be elected to the Company's Board of Directors.

         The description set forth in this Statement of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to (i) the Merger Agreement which is attached hereto as Exhibit 1 and is incorporated herein by reference and (ii) a press release issued by the Company on September 26, 1995, announcing the execution of the Merger Agreement which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Option Agreement

         In connection with the transactions contemplated by the Merger Agreement, the First Amendment to the Option Agreement (the "Amendment"), by and among THORN and Daniel J. Taylor, Robert W. Moore, Daniel M. Carney and Leslie G. Rudd was entered into on October 6, 1995. Pursuant to the Amendment,
(i) the Expiration Date was extended until January 31, 1996 and (ii) THORN agreed to pay Mr. Taylor the sum of $750,000 for Mr. Taylor's agreement not to compete with the businesses of Advantage, THORN or Acquisition.

         The description set forth in this Statement of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment which is attached hereto as Exhibit 3 and is incorporated herein by reference.

         Except as set forth in this Item 4 and as otherwise contemplated by the Merger Agreement and the Amendment, neither THORN, TENAH nor PLC, nor, to the best of THORN's knowledge, any of THORN's or PLC's executive officers or directors have any other present plans or proposals which would result in or relate to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.





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


Item 5.  Interest in Securities of the Issuer.

         Pursuant to Section 3.2 of the Merger Agreement, there were 4,242,938 Shares and 14,000 shares of Preferred Stock issued and outstanding as of September 25, 1995. THORN has the immediately exercisable right to acquire 3,268,922 Shares (representing approximately 77.0 percent of the outstanding Common Stock). Also, Michael E. Novembrino, a Vice President of THORN, beneficially owns 400 Shares (representing approximately .01 percent of the outstanding Common Stock). Mr. Novembrino has the sole power to (i) vote or to direct the vote and (ii) dispose or to direct the disposition of his 400 Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In a separate development, Tidewater, the stockholders of Tidewater (the "Stockholders") and THORN, entered into a Stock Purchase Agreement dated as of September 25, 1995 (the "Stock Purchase Agreement"), whereby THORN would acquire all of the common stock, par value $1.00 per share, of Tidewater from the Stockholders for $15,000,000 in the aggregate in cash. Additionally, on October 6, 1995, THORN and the stockholders of Tidewater entered into an amendment to an option agreement dated July 9, 1995. Exhibit 2 hereto is a press release issued by the Company on September 26, 1995, announcing the execution of the Stock Purchase Agreement and is incorporated herein by reference.

         The descriptions in Item 4 of this Statement regarding the Merger Agreement and the Amendment are incorporated herein by reference.

         Except as described in this Statement, neither THORN, TENAH nor PLC, nor, to the best of THORN's knowledge, any of THORN's or PLC's executive officers or directors have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Agreement and Plan of Merger dated as of September 25, 1995, by and among Advantage Companies, Inc., THORN Americas, Inc. and THORN Acquisition Corp.

         Exhibit 2 Press Release issued by Advantage Companies, Inc. on September 26, 1995.





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         Exhibit 3   First Amendment to the Advantage Agreement dated as of
                     October 6, 1995, by and among THORN Americas, Inc. and Daniel J. Taylor, Robert W. Moore, Daniel M. Carney and Leslie G. Rudd.





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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 24, 1995

                           THORN AMERICAS, INC.

                           By:  /s/ John H. Slaymaker
                                --------------------------
                           Name:    John H. Slaymaker
                           Title:   Executive Vice President





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                                 EXHIBIT INDEX





Exhibit                           Description                              Page
-------                           -----------                              ----

   1                      Agreement and Plan of Merger dated
                          as of September 25, 1995, by and among
                          Advantage Companies, Inc., THORN
                          Americas, Inc. and THORN Acquisition
                          Corp.

   2                      Press Release issued by Advantage
                          Companies, Inc. on September 26, 1995.

   3 First Amendment to the Advantage Agreement dated as of October 6, 1995, by and among THORN Americas, Inc. and Daniel J. Taylor, Robert W. Moore, Daniel M. Carney and Leslie G. Rudd.





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                                  SCHEDULE A.1

                 The following information sets forth the name, residence or business address and present principal occupation or employment and the name, principal business and address of any corporation, if not THORN or PLC, in which such employment is conducted and the citizenship of each of the additional directors and executive officers of THORN and PLC.

                  DIRECTORS AND EXECUTIVE OFFICERS OF THORN

 Linda J. Adams                                Vice President/Human Resources
 THORN Americas, Inc.
 8200 E. Rent-A-Center Drive
 Wichita, Kansas 67226
 Citizenship:  United States

 Michael E. Novembrino                         Division Vice President
 THORN Americas, Inc.
 8200 E. Rent-A-Center Drive
 Wichita, Kansas 67226
 Citizenship:  United States

 Vincent M. Schreiber                          Vice President
 THORN Americas, Inc.
 8200 E. Rent-A-Center Drive
 Wichita, Kansas 67226
 Citizenship:  United States

 Frank X. Bisceglia                            Senior Vice President
 THORN Americas, Inc.
 8200 E. Rent-A-Center Drive
 Wichita, Kansas 67226
 Citizenship:  United States

                   DIRECTORS AND EXECUTIVE OFFICERS OF PLC

 Hugh Royston Jenkins                          Nonexecutive Director -
 THORN EMI plc                                 PLC/Chairman & Chief Executive
 4 Tenterden Street                            Prudential Portfolio Managers Ltd
 London W1A2AY                                 142 Holborn Bars
 England                                       London EC1N2NH
 Citizenship:  British                         England






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